UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:         333-156467
CUSIP Number:            228689105
(Check One):
[  ] Form 10-K   [  ] Form 20-F   [  ] Form 11-K   [X] Form 10-Q   [  ] Form 10-D  [  ] Form N-SAR   [  ]  Form N-CSR

For Period Ended:      September 30, 2010

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended:    N/A
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ____________________________________

PART I
REGISTRANT INFORMATION

Crownbutte Wind Power, Inc.

Full Name of Registrant

N.A.

Former Name if Applicable

111 5th Avenue NE

Address of Principal Executive office

Mandan, ND 58554

City, State and Zip Code

PART II
RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 (the “Report”) by the prescribed date of November 15, 2010, without unreasonable effort or expense because the registrant needs additional time to complete certain disclosures and analyses to be included in the Report.  The registrant intends to file the Report on or prior to the fifth calendar day following the prescribed due date.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Timothy S. Simons	(701)	667-2073

(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?  If the answer is no, identify report(s). [X] Yes[  ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes   [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

The registrant had no revenues in either the nine months ended September 30, 2010, or the nine months ended September 30, 2009.  The registrant incurred a net operating loss of $1,641,000 for the nine months ended September 30, 2010, as compared to a net operating loss of $1,645,000 for the nine months ended September 30, 2009.  Stock compensation expense totaling $992,000 was recognized for the nine months ended September 30, 2010 versus stock compensation expense of $703,000 for the same period 2009.  The $289,000 increase in stock compensation expense was offset by continued cost-containment in other areas including a reduction of professional fees totaling approximately $108,000, reduction in payroll (excluding stock compensation) of approximately $131,000, reduction of $19,000 for travel and entertainment, and reductions of research and development totaling $16,000.  Other operating expenses decreased by $19,000 for the nine months ended September 30, 2010 compared to the same period ended 2009.  Other significant non-operating expenses for the period ended September 30, 2010 compared to the prior period include an increase in interest expense of approximately $276,000 and a warrant exercise price modification expense of $105,000.

The foregoing information is preliminary and unaudited and may be subject to change in the Report when filed.

Crownbutte Wind Power, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date:  November 15, 2010
By:	/s/ Timothy H. Simons
Name:	Timothy H. Simons
Title:	CEO and Principal Accounting Officer